KRAMER LEVIN NAFTALIS & FRANKEL LLP

George M. Silfen
Partner
Phone (212) 715-9522
GSilfen@KramerLevin.com

September 13, 2017

VIA EDGAR
Alison White, Senior Counsel
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

RE:	Fiera Capital Small/Mid-Cap Growth Fund (the “Fund”),
a series of Fiera Capital Series Trust (the “Trust”)
Registration Statement on Form N-1A
File No. 333-215049

Dear Ms. White:

Set forth below are the above-referenced Fund’s responses to the Staff’s comments received telephonically on September 7, 2017, relating to the Fund’s registration statement on Form N-1A (the “Registration Statement”),  filed on July 27, 2017.

The Fund’s responses to the comments are set forth below.  For ease of reference, each comment is set forth in bold font and followed by the corresponding response.  Terms that are capitalized but not defined herein shall have the same meaning assigned to them in the Registration Statement.  Appendix A shows various key disclosure changes addressing the comments that are reflected in the Fund’s amended Registration Statement.

1177 Avenue of the Americas   New York NY 10036-2714   Phone 212.715.9100   Fax 212.715.8000
990 Marsh Road   Menlo Park CA 94025-1949   Phone 650.752.1700   Fax 650.752.1800
47 Avenue Hoche   75008 Paris France   Phone (33-1) 44 09 46 00   Fax (33-1) 44 09 46 01

Ms. Alison White
September 13, 2017

Fee Table and Expense Example (pages 1-2)

1.	Please remove or relocate the information about other expenses in the footnote or you can leave it in the fee table as a parenthetical to other expenses.

The referenced information regarding other expenses has been removed.

2.	Footnote 1 to the Fee Table states that the Fees for the other services may not exceed .25%, please advise supplementally where the limitation comes from.

The limitation was approved by the Board based on the limitation imposed by FINRA on the amount of service fees.

3.	Please disclose in the filing that the expense example reflects the fee waiver.

The requested disclosure has been added.

4.	Please disclose in footnote 3 that “ELA” refers to the Expense Limitation Agreement.

The requested language has been added.

Investment Restrictions (pg. S-7)

5.
 Investment restriction #7 states that the concentration policy does not apply to investments in registered investment companies. Please disclose the fund look-through policy with respect to concentrations of affiliated and unaffiliated underlying investment companies in the investment restriction section.

The requested disclosure has been added.

Compensation Program for Portfolio Managers (pg. S-12)

6.	Please disclose the index against which Mr. Kumbhani performance-based compensation is measured.

The requested disclosure has been added.

*          *          *          *          *

Ms. Alison White
September 13, 2017

In addition to the above, the Fund acknowledges that:

•
should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Fund believes that these responses fully address your comments.  If you have any questions regarding this response or require further information, please call me at (212) 715-9522.  Thank you for your assistance regarding this matter.

Very truly yours,

/s/ George Silfen

George Silfen